UNITED STATES
                              SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
                                         SCHEDULE 13G*
                                        (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                                    PURSUANT TO RULE 13d-2
                                      (Amendment No. 7)*

                                   Tyler Technologies, Inc.
                                            Common

                                           902252105

                                         June 17, 2013


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[ x]     Rule 13d-1(c)
[   ]    Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).

 CUSIP No. 902252105
 1. NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         1818 MASTER PARTNERS, LTD.
         Tax ID. 98-0335961

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [ ]
 (b) [ ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION

 CAYMAN

 5. SOLE VOTING POWER

         0

 6. SHARED VOTING POWER

         964,663

 7. SOLE DISPOSITIVE POWER

         0

 8. SHARED DISPOSITIVE POWER

         964,663

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         964,663

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
     SHARES* [ ]

 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

         3.06%

 12. TYPE OF REPORTING PERSON*

         CO

 1. NAME OF REPORTING PERSON
 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         RICHARD H. WITMER

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [ ]
 (b) [ ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION

         U. S. A.

 5. SOLE VOTING POWER

         0

 6. SHARED VOTING POWER

         964,663

 7. SOLE DISPOSITIVE POWER

         0

 8. SHARED DISPOSITIVE POWER

         964,663

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         964,663

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
     SHARES* [ ]

 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

         3.06%

 12. TYPE OF REPORTING PERSON*

         IN

 1. NAME OF REPORTING PERSON

 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TIMOTHY E. HARTCH

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [ ]
 (b) [ ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION

         U. S. A.

 5. SOLE VOTING POWER

         0

 6. SHARED VOTING POWER

         964,663

 7. SOLE DISPOSITIVE POWER

         0

 8. SHARED DISPOSITIVE POWER

         964,663

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         964,663


 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
     SHARES* [ ]

 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

         3.06%

 12. TYPE OF REPORTING PERSON*

         IN

 1. NAME OF REPORTING PERSON

 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         BROWN BROTHERS HARRIMAN & CO.
         13-4973745

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

 (a) [ ]
 (b) [ ]

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK

 5. SOLE VOTING POWER

         0

 6. SHARED VOTING POWER

         964,663

 7. SOLE DISPOSITIVE POWER

         0

 8. SHARED DISPOSITIVE POWER

         964,663

 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         964,663

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES* [ ]

 11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

         3.06%

 12. TYPE OF REPORTING PERSON*

         HC

Item 1 (a). Name of Issuer:

        TYLER TECHNOLOGIES, INC.

Item 1 (b). Address of issuer's principal executive offices:

        5949 SHERRY LANE
        SUITE 1400
        DALLAS, TX 75225

Item 2 (a). Name of persons filing:

        Brown Brothers Harriman & Co.
        on behalf of itself and:
        1818 Master Partners, Ltd.
        Richard H. Witmer
        Timothy E. Hartch

Item 2(b). Address of principal business office:

        140 Broadway
        New York City, NY 10005

Item 2(c). Citizenship/Place of Organization:

        Brown Brothers Harriman & Co., New York
        1818 Master Partners, Ltd., Cayman
        Richard H. Witmer, US Citizen
        Timothy E. Hartch, US Citizen

Item 2(d). Title of class of securities:

        COMMON (the "Shares")

Item 2(e). CUSIP Number:

        902252105

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        Not applicable.

Item 4. Ownership:

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the respective cover pages to this
Schedule 13G, which are incorporated herein by reference.
By virtue of a resolution adopted by Brown Brothers Harriman & Co. ("BBH&Co.") on May 6, 2003, designating Richard H. Witmer and Timothy E. Hartch, or either of them, as the sole and exclusive persons at BBH&Co. having voting power (including the power to vote or to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to all investments of 1818 Master Partners, Ltd, each of Mssrs. Witmer and Hartch may be deemed to beneficially own 964,663 shares, pursuant to Rule 13d-3 of the Act.

Item 5. Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

The Shares are held by 1818 Master Partners, Ltd. on behalf of investors in 1818 Partners, L.P. To the best of the undersigned's knowledge and belief, no other person has such an economic interest relating to more than 5% of the class of reported shares.

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The securities being reported are beneficially owned by 1818 Master Partners, Ltd., of which Brown Brothers Harriman & Co is a control person based upon its holding of all the voting interests in, and directing the management of, 1818 Master Partners, Ltd.
A copy of the Agreement by and among Brown Brothers Harriman & Co., 1818 Master Partners, Ltd., Richard H. Witmer and Timothy E. Hartch authorizing the filing of one Schedule 13G on behalf of each entity or individual is set forth below:

Agreement

The undersigned hereby agree to file jointly the attached statement or amendment on Schedule 13G and any further amendments thereto pursuant to Regulation 13G promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such filing shall be made by Brown Brothers Harriman & Co. on its behalf and on behalf of the other parties hereto.

Date: 06/17/13

BROWN BROTHERS HARRIMAN & CO.

        By:    /s/ Richard H. Witmer
               _______________________________
        Name:  Richard H. Witmer
        Title: Partner

1818 MASTER PARTNERS, LTD.

        By:    /s/ Richard H. Witmer
               _______________________________
        Name:  Richard H. Witmer
        Title: Director

RICHARD H. WITMER

        By:    /s/ Richard H. Witmer
               _______________________________
        Name:  Richard H. Witmer, as Partner, Brown Brothers
               Harriman & Co., and in individual capacity.

TIMOTHY E. HARTCH

        By:    /s/ Timothy E. Hartch
               _______________________________
        Name:  Timothy E. Hartch, as Partner, Brown Brothers
               Harriman & Co., and in individual capacity.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer of Beneficial Ownership

The undersigned expressly declare that the filing of this Schedule shall not be construed as an admission that the undersigned are, for purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13G.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 06/17/13


BROWN BROTHERS HARRIMAN & CO.

        By:    /s/ Richard H. Witmer
               _______________________________
        Name:  Richard H. Witmer
        Title: Partner

1818 MASTER PARTNERS, LTD.

         By:    /s/ Richard H. Witmer
                _______________________________
         Name:  Richard H. Witmer
         Title: Director

RICHARD H. WITMER

         By:    /s/ Richard H. Witmer
                _______________________________
         Name:  Richard H. Witmer, as Partner, Brown Brothers
                Harriman & Co., and in individual capacity.

TIMOTHY E. HARTCH

         By:    /s/ Timothy E. Hartch
                _______________________________
         Name:  Timothy E. Hartch, as Partner, Brown Brothers
                Harriman & Co., and in individual capacity.